J.W. MAYS Inc.
Nine Bond Street, Brooklyn, New York 11201-5805

(718) 624-7400 Fax: (718) 935-0378

February 28, 2013

Daniel L. Gordon, Esq.
Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

Re:   J.W. Mays, Inc.
Annual Report on Form 10-K for the fiscal year ended July 31, 2012 Filed October 4, 2012
File No. 001-3647

Dear Mr. Gordon:

Reference is made to your letter to the undersigned as the Principal Financial Officer of J.W. Mays, Inc. (the "Company"), dated February 27, 2013 relating to disclosures that the Company hereby agrees to make in future reports filed pursuant to the Securities Exchange Act of 1934, as amended, and the Rules and Regulations promulgated thereunder.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments to this response, please do not hesitate to contact the undersigned at (718) 624-7400 ext. 225.

Respectfully yours,

Mark Greenblatt
Executive Vice President
Principal Financial Officer